February 10, 2016

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman, Branch Chief-Legal
Office of Information Technologies and Services
Mail Stop 4561

VIA EDGAR

Re:	Stratasys Ltd. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2014 (the “2014 Form 20-F”)
Filed March 3, 2015
Response dated January 13, 2016
File No. 001-35751

Dear Mr. Shuman:

We hereby provide the following response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 3, 2016 (the “Comment Letter”), following initial correspondence between the Staff and the Company concerning the 2014 Form 20-F in letters dated January 3, 2016 and January 13, 2016, respectively. To assist your review, we have retyped the text of the Staff’s comment below in bold face type and have provided the Company’s response immediately following the comment.

General

1.	In your response to prior comment 1, you state that it is likely that a majority of your ordinary shares are held by U.S. residents, but argue that you do not meet any of the three conditions in the second part of the foreign private issuer definition in Rule 405 of the Securities Act. Please provide support for your response that a majority of your board and executive officers are not U.S. citizens or residents. Also provide support for your statement that significantly less than 50% of your assets were located in the United States. Explain in your response how you determined the location of your assets. Provide this information for each of the reporting periods presented in the Form 20-F for the fiscal year ended December 31, 2014. Similar information should be provided for the most recently completed fiscal year.

We respectfully acknowledge the Staff’s comment.

Under the second part of the foreign private issuer definition in Rule 405 of the Securities Act and Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Foreign Private Issuer Rules”), we would not be a foreign private issuer if “a majority of [our] executive officers or directors are United States citizens or residents” as of the last business day of our second fiscal quarter of the previous year.

In accordance with the Foreign Private Issuer Rules, we analyzed the composition of our Board of Directors and executive officers as of the last business day of the Company’s second fiscal quarter of each of 2013 and 2014. We have provided the details for that analysis (including totals for each of the director and executive officer categories) below in tabular form:

As of each of June 30, 2013 and 2014
Director Name	Residency/Citizenship	Position (as Director)
S. Scott Crump	U.S.	Chairman of the Board of Directors*
Elchanan Jaglom	Israel	Chairman of the Executive
Committee*
Edward J. Fierko	U.S.	Director
Ilan Levin	Canada/Israel	Director
John J. McEleney	U.S.	Director
Ziva Patir	Israel	Director
David Reis	Israel	Director
Clifford H. Schwieter	U.S.	Director
Eyal Desheh	Israel	External Director
Victor Leventhal	U.S.	External Director
Total for Directors:	5 U.S., 5 non-U.S.

Officer Name	Residency/Citizenship	Position (as Officer)
David Reis	Israel	Chief Executive Officer
Erez Simha	Israel	Chief Financial Officer and Chief
Operating Officer
Total for Executive Officers:	0 U.S., 2 non-U.S.

*These were the positions of Mr. Crump and Mr. Jaglom as of June 30, 2013 and 2014. Following the two year anniversary of the merger between Objet Ltd. and Stratasys Inc. in December 2014, these positions were switched with one another, which is reflected in the positions listed for these directors in the 2014 Form 20-F.

Our Board of Directors determined in 2015 that in light of the significant expansion of the operations of the Company, due in large part to a series of acquisitions that we effected over the course of 2013 and 2014, the group of policy-making officers who would make strategic managerial decisions should be enlarged. In light of that decision, the list of the executive officers of the Company was expanded. The updated list, as of June 30, 2015, appears below. Based on our analysis, as of June 30, 2015, we continued not having a majority of each our directors and our executive officers as U.S. citizens or U.S. residents (we expect that the below list will appear in our Form 20-F for the year ended December 31, 2015):

As of June 30, 2015
Director Name	Residency/Citizenship	Position (as Director)
Elchanan Jaglom	Israel	Chairman of the Board of Directors
S. Scott Crump	U.S.	Chairman of the Executive Committee
Edward J. Fierko	U.S.	Director
Ilan Levin	Canada/Israel	Director
John J. McEleney	U.S.	Director
Ziva Patir	Israel	Director
David Reis	Israel	Director
Clifford H. Schwieter	U.S.	Director
Eyal Desheh	Israel	External Director
Victor Leventhal	U.S.	External Director
Total for Directors:	5 U.S., 5 non-U.S.

Officer Name	Residency/Citizenship	Position (as Officer)
Joshua Claman	U.S.	Chief Business Officer
Tal Dilian	Israel	Executive V.P., Technology and Products
Avi Jacoby	Israel	Executive VP Global Human
Resources/Training
David Reis	Israel	Chief Executive Officer
Erez Simha	U.S.*	Chief Financial Officer and Chief Operating
Officer
Dan Yalon	Israel	Executive VP Business Development,
Marketing and Vertical Solutions
Total for Executive Officers:	2 U.S., 4 non-U.S.

* Mr. Simha relocated from Israel to the U.S. in September 2014.

In response to the second portion of the Staff’s comment, with regards to the asset test, we note initially that the Company is the product of a merger of two companies, Stratasys, Inc. and Objet Ltd., that was consummated on December 1, 2012. Pursuant to the merger, Stratasys, Inc. became an indirect, wholly-owned subsidiary of Objet Ltd., and Objet Ltd. changed its name to Stratasys Ltd. Upon consummation of the merger, the combined company had significant presence and operations outside of the United States, including offices, manufacturing facilities and distribution capabilities.

In conducting the asset test, we have applied the accounting approach taking into consideration the location of our assets, regardless of the legal entity holding such assets. For example, we consider cash held by an Israeli entity in a U.S bank account as a domestic (U.S.) asset for the purposes of the test. With respect to goodwill and other intangible assets, we allocated these assets based on the geographic jurisdiction to which they relate.

The table that is attached as Annex A to this letter presents the domestic (that is, U.S.) and foreign portions of our assets by category, as of each of June 30, 2015, 2014 and 2013. As the table indicates, the domestic/foreign breakdown of our assets as of those respective dates was 36%/64%, 35%/65% and 12%/88%, respectively. We therefore pass the location of assets prong of the “foreign private issuer” test under the Foreign Private Issuer Rules.

We appreciate your time and attention to our response to the Staff’s comment set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Liquornik Geva Leshem Tal (David S. Glatt, Adv. at 011-972-3-610-3140 or Jonathan M. Nathan, Adv. at 011-972-3-610-3182).

Sincerely,

/s/ Erez Simha
Erez Simha
Chief Financial Officer
Stratasys Ltd.

cc:	Gabriel Eckstein
(Securities and Exchange Commission)

Timothy J. Moore
(Cooley LLP)

David S. Glatt
Jonathan M. Nathan
(Meitar Liquornik Geva Leshem Tal)

Annex A
Stratasys Ltd. Location of Assets
(U.S. dollars, in thousands)

	As of June 30, 2015			As of June 30,-2014			As of June 30, 2013
	Book value	Domestic	Foreign	Book value	Domestic	Foreign	Book value	Domestic	Foreign
Cash, cash equivalents and short-term
bank deposits	$502,638	21%	79%	$577,936	21%	79%	$148,895	9%	91%
Account receivables	136,970	54%	46%	113,583	50%	50%	81,443	42%	58%
Inventory	137,394	60%	40%	114,346	60%	40%	64,603	55%	45%
Property Plan and equipment, net	185,992	62%	38%	110,847	64%	36%	68,256	71%	29%
Goodwill and other intangible assets	1,689,211	31%	69%	1,790,862	33%	67%	1,307,261	4%	96%
Other assets	112,029	72%	28%	83,593	65%	35%	55,691	68%	32%
Total	$2,764,234	36%	64%	$2,791,168	35%	65%	$1,726,149	12%	88%